FILED PURSUANT TO

RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 23, 2004

TO THE PROSPECTUS DATED JUNE 18, 2004

      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 1 to the Prospectus, dated September 9, 2004, Supplement No. 2 to the Prospectus, dated September 23, 2004 and Supplement No. 3 to the Prospectus, dated October 20, 2004. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

      The purposes of this Supplement are as follows:

•	to reflect the fact that we have received funds representing gross offering proceeds in an amount sufficient to reach the Minimum Offering and that we have acquired our initial investment in the Core Fund;

•	to amend and restate the “Initial Properties” section of the Prospectus to reflect the current status of the Core Fund and its properties as of the date of our initial investment; and

•	to provide information regarding the dividends recently declared by our board of directors for the period from November 23, 2004 through December 31, 2004.

Status of the Offering and Initial Investment

      As of the date of this Supplement, our escrow agent has received gross offering proceeds of $10,086,313 from the sale of 1,011,642 of our common shares, which is sufficient to reach our Minimum Offering. Additionally, HREH has contributed $10,000,000 to the Operating Partnership. After payment of selling commissions and dealer manager fees, we had aggregate net offering proceeds of $19,287,461. As a result, we have commenced our real estate operations by using these net proceeds to acquire an interest in the Core Fund and to pay our Advisor an acquisition fee of $211,612 related to this acquisition.

      On the date hereof, we acquired 35,000 units in the Core Fund. This interest represents the entire $35,000,000 interest we contracted to purchase from an affiliate of Hines. Concurrently with our acquisition of these units, we were admitted as the non-managing general partner of the Core Fund. The total amount we applied to the purchase price of this interest on the date hereof is $19,075,849. We will pay the remaining $15,924,151 of deferred purchase price as we receive additional net offering proceeds from this offering. To the extent we receive any distributions from the Core Fund which relate to periods prior to the date hereof, such amounts will be transferred to the seller of this interest. To the extent we receive any distributions from the Core Fund which relate to periods after the date hereof, but prior to the date we pay the deferred purchase price in full, such distributions will be allocated between us and the seller of this interest as follows: (i) the applicable amount of such distribution will be divided and deemed paid on a daily basis during such period, and (ii) each daily amount will be allocated between the parties based the relationship of the total purchase price paid versus the amount of deferred purchase price unpaid on such day. To the extent the amount of any distributions we receive from the Core Fund and transfer to the seller of the interest in accordance with the provisions of the preceding sentence results in a rate of interest on the deferred purchase price of less than 2.37% per annum, we will pay to the seller of the interest the full amount of such deficiency at the time the final payment of the deferred purchase price is made.

Amendment and Restatement of “Initial Properties” section of Prospectus

      In order to reflect the current status of the Core Fund and its properties as of the date hereof, the section of the Prospectus entitled “Initial Properties” is hereby deleted in its entirety and replaced with the following:

INITIAL PROPERTIES

Formation of the Core Fund

      The Core Fund is an investment vehicle organized in August 2003 by Hines to invest in existing office properties in the United States. The third-party investors in the Core Fund other than us are, and Hines expects that future third-party investors in the Core Fund will be, primarily U.S. and foreign institutional investors or high net worth individuals. The Core Fund was formed as a Delaware limited partnership and was organized in connection with the acquisition of three office properties from Sumitomo Life Realty (N.Y.), Inc. (“Sumitomo Life”).

      In August 2003, the Core Fund, Sumitomo Life, certain Institutional Co-Investors and an affiliate of Hines organized NY Trust I, a Maryland real estate investment trust, to acquire three properties from Sumitomo Life and an entity affiliated with Sumitomo Life. Two of these three properties are located in New York City and the remaining property is located in Washington D.C. In August 2003, NY Trust I acquired these properties for an aggregate purchase price of approximately $581,100,000. The cash portion of the purchase price, transaction costs and working capital was funded by a combination of capital contributions from Institutional Co-Investors and Hines affiliates, bridge financing and long-term mortgage debt.

      In January 2004, the Core Fund, Sumitomo Life certain Institutional Co-Investors and an affiliate of Hines organized NY Trust II, a Maryland real estate investment trust, to acquire 600 Lexington Avenue, a fourth office property owned by Sumitomo Life located in New York City. In February 2004, NY Trust II acquired 600 Lexington Avenue for a purchase price of approximately $91,600,000, of which $25,000,000 was paid to Sumitomo Life and subsequently reinvested back into the Core Fund by Sumitomo Life in exchange for partnership units in the Core Fund. The cash portion of the purchase price, transaction costs and working capital was funded by a combination of capital contributions from Hines affiliates and long-term mortgage debt. Please see “— Initial Asset Group and Certain Operational Data” for more information about the initial four assets acquired from Sumitomo Life and its affiliate by the Core Fund.

      As of the date of this Supplement, the Core Fund holds approximately 40.60% of the outstanding share capital in each NY Trust, Institutional Co-Investors own approximately 57.89% of the outstanding share capital of each NY Trust, and Hines related entities own the remaining outstanding share capital of each NY Trust, or approximately 1.51%.

      In May 2004, the Core Fund acquired an interest in each of the Shell Buildings. Institutional Co-Investors, affiliates of Hines including Hines US Core LLC, Hines US Core Office Capital Associates IV Limited Partnership, Hines US Core Office Capital Associates LP and third-party investors currently hold, indirectly, the remaining interests in these buildings, respectively. One half of the interests in the Shell Buildings were acquired from 910 Associates Limited Partnership, 910 Louisiana Limited Partnership and Block 145 Limited, all affiliates of Hines, and through which Hines effectively owned 32.70% of the Shell Buildings. The aggregate purchase price for the Shell Buildings was approximately $351,772,000.

      As of the date of this Supplement, the Core Fund holds approximately a 37.84% indirect interest in each of the Shell Buildings. Institutional Co-Investors, affiliates of Hines and third-party investors hold, indirectly, the remaining approximate 49.50%, 6.27% and 6.39% interests in these buildings, respectively.

      In September 2004, the Core Fund acquired two office buildings located at 55 Second Street and 101 Second Street, in the central business district of San Francisco, California (the “San Francisco Properties”). Two indirect subsidiaries of the Core Fund were formed as investment entities for the purpose of acquiring and holding these properties. The sellers were unaffiliated with the Company, the Core Fund, Hines or their affiliates. The aggregate purchase price for the San Francisco Properties, including transaction and working capital costs and prepayment and interest rate buy-down fees, was approximately $305,000,000.

      As of the date of this Supplement, the Core Fund holds approximately a 75.69% indirect interest in each of the San Francisco Properties. Affiliates of Hines and third-party investors hold, indirectly, the remaining approximate 11.54% and 12.77% interests in these buildings, respectively.

      Because the Core Fund is affiliated with Hines, the conflicts committee of our board was required to approve our commitment to acquire an interest in the Core Fund. As part of its approval process, the conflicts committee retained Houlihan Lokey Howard & Zukin, an investment banking firm, to issue a report to the committee that the investment was fair to the Company from a financial point of view. This report was one of the factors the committee considered when approving the proposed transaction. We acquired this interest in the Core Fund on November 23, 2004. This interest represents approximately 12.5% of the Core Fund. On November 23, 2004, we paid $19,075,849 of the $35,000,000 we owed for this interest. We will pay the remaining $15,924,151 of deferred purchase price as we receive additional net offering proceeds from this offering.

      Under the terms of the organizational documents of the Core Fund, Hines and its affiliates are required to maintain, directly or indirectly, not less than 1.0% of the committed capital of the Core Fund.

Purpose and Structure of the Core Fund

Purpose of the Core Fund

      Hines formed the Core Fund as an investment vehicle to acquire “core” office buildings in the United States. Please see “Conflicts of Interest — Competitive Activities of Hines and its Affiliates — Description of Certain Other Hines Programs” for a summary of what Hines believes constitutes a “core” office property. Hines expects the Core Fund to target for acquisition existing office properties located in the United States which Hines believes are desirable long-term “core” holdings.

      The Core Fund has raised capital primarily from select U.S. and foreign institutional investors and high net worth individuals. In the event the Core Fund proposes to raise capital by offering additional partnership units for cash, we have a contractual right to acquire up to 40% of the partnership units sold by the Core Fund in such offering. In the event that an affiliate of Hines is no longer our advisor, our right to acquire up to 40% of the partnership units sold by the Core Fund will terminate. We are not obligated to make such capital commitments; however, once we contractually commit to make an investment, we will be obligated to contribute capital in accordance with the terms of such commitment. Other than to pay the remainder of our $35,000,000 commitment, we have no commitment to make any additional investments in the Core Fund. We have no assurance that the Core Fund will succeed in its capital raising and operational objectives, or that our board of directors will approve subsequent investments in the Core Fund. Therefore, we may invest a substantial portion of the proceeds raised in the offering in real estate investments outside of the Core Fund.

Structure of the Core Fund

      Prior to our investment in the Core Fund, the sole general partner of the Core Fund was Hines US Core Office Capital LLC, an affiliate of Hines. In order to participate in the management and control of the Core Fund, our interest in the Core Fund is in the form of a general partner interest. Therefore, we are now the non-managing general partner of the Core Fund, and Hines US Core Office Capital LLC is the managing general partner.

      The following chart illustrates the current structure of the Core Fund and the NY Trusts (ownership percentages rounded to the nearest hundredth):

Description of the Non-Managing General Partner Interest and Certain Provisions of the Core Fund Partnership Agreement

Non-Managing General Partner Interest

      We are involved in and/or supervise the management of the Core Fund. Hines US Core Office Capital LLC, the managing general partner and an affiliate of Hines, remains solely responsible for the day-to-day operations of the Core Fund. We, as non-managing general partner, are a general partner for the purposes of the Delaware Revised Uniform Limited Partnership Act, and the Core Fund requires our approval to take the following actions:

•	sell investments to Hines or any affiliate of Hines or acquire investments from Hines or any affiliate of Hines;

•	merge or consolidate the Core Fund with any affiliate of Hines;

•	remove and appoint any property manager or approve renewals, amendments or modifications to any Property Management and Leasing Agreement;

•	remove and appoint any advisor to the Core Fund that is an affiliate of Hines, and approve renewals, amendments or modifications to any advisory agreement between the Core Fund or any operating company of the Core Fund and any advisor that is an affiliate of Hines;

•	declare distributions to partners of the Core Fund in accordance with the Core Fund partnership agreement;

•	make any decisions concerning the sale, transfer or disposition of any investment in any third-party transaction, provided that the value of such investment is greater than 20% of the gross asset value of the Core Fund’s assets;

•	approve the merger or consolidation of the Core Fund with an unrelated third-party;

•	make any amendments, revisions or modifications to the investment guidelines, policies or procedures of the Core Fund or make any other amendments to the Core Fund’s agreement of limited partnership which, under the terms of such agreement, require the consent of the managing general partner and of limited partners by a majority limited partner vote or higher vote;

•	select appraisers;

•	acquire any investment that does not meet the requirements set forth in the investment guidelines of the agreement of limited partnership of the Core Fund; and

•	incur any indebtedness in the name of or that is recourse to the Core Fund.

      For all decisions involving transactions with Hines, any action we take as non-managing general partner would need to be approved by a majority of our independent directors in accordance with our conflict of interest procedures. Please see “Conflicts of Interest — Certain Conflict Resolution Procedures.”

      We may sell or otherwise transfer our non-managing general partner interest in the Core Fund subject to restrictions intended to comply with applicable securities laws, to prevent a termination of the Core Fund, and to enable the Core Fund to:

•	avoid investment company status under the Investment Company Act of 1940;

•	maintain its status as a partnership for U.S. federal income tax purposes;

•	avoid being treated as a “publicly traded partnership”; and

•	avoid any or all of its assets being considered “plan assets” or subject to the provisions of ERISA.

      However, if we sell or otherwise transfer any non-managing general partner interest in the Core Fund, such transferee will be considered to be a limited partner and the transferred interest will become a limited partner interest.

Summary of Certain Provisions of the Core Fund Partnership Agreement

      Set forth below is a summary of the material terms of the Core Fund partnership agreement relating to our investment in the Core Fund.

Management Board

      The managing general partner of the Core Fund is subject to the oversight of a management board initially having seven members. Five members of the management board are designated by the managing general partner and two members are designated by Sumitomo Life. The approval of the management board is required for funding new investments, incurring indebtedness, new offerings of equity interests in the Core Fund, acquisitions and dispositions of investments, mergers, combinations, or consolidations involving any entity through which the Core Fund invests in properties, transfers or exchanges of properties or other assets, amendments and restatement of the constituent documents of an entity through which the Core Fund invests in properties, annual budgets and certain other major decisions. Decisions of the management board will require the approval of a majority of its members, provided that such majority must include at least one Sumitomo Life appointee to the board for certain decisions, including:

•	the marketing and issuance of limited partnership interests in the Core Fund to investors residing in Japan or East Asia;

•	termination of, or changes in the fees payable under any property services agreement relating to assets acquired from Sumitomo Life; or

•	changes in the role, structure or meetings of the management board in respect of the participation of appointees of Sumitomo Life.

      Members of the management board will not receive any compensation for serving in such capacity. The current members of the management board are as follows:

Name	Position

Managing General Partner designees:
Jeffrey C. Hines	President, Hines
C. Hastings Johnson	Executive Vice President and Chief Financial Officer, Hines
Charles M. Baughn	Executive Vice President, Hines
Charles N. Hazen	Senior Vice President, Hines and President, Core Fund
Edmund A. Donaldson	Vice President, Hines and Senior Investment Officer, Core Fund
Sumitomo Life designees:
Norio Morimoto	President, Sumitomo Life
Shinichi Kawanishi	Vice President and Treasurer, Sumitomo Life

Advisory Committee

      The Core Fund has an advisory committee composed of representatives of certain investors in the Core Fund or entities in which the Core Fund has an interest selected from time to time by the managing general partner. No member of the advisory committee is or will be an affiliate of Hines. The managing general partner will meet with the advisory committee at least semi-annually to consult on various matters concerning the Core Fund, including financial statements and appraisals, the status of existing investments and such other matters as the managing general partner may determine or any member of the advisory committee may reasonably propose. The advisory committee’s approval will not be required for any actions or decisions of the managing general partner, except for:

•	certain matters involving potential affiliated transactions with the managing general partner, Hines or their affiliates;

•	the selection of appraisers by the managing general partner; and

•	in-kind distributions of publicly-traded securities.

      Any action by the advisory committee requires the vote of members who account for at least a majority of the aggregate equity interests in the Core Fund held by the investors represented on the advisory committee. Members of the advisory committee will be reimbursed by the Core Fund for their reasonable out-of-pocket expenses but will not receive compensation for serving on the advisory committee.

Removal of the Managing General Partner

      The managing general partner will be subject to removal without cause at any time after the end of the Core Fund’s initial investment period (the period ending February 2, 2007) with the approval of the holders of not less than 75% in interest of limited partners of the Core Fund and of certain designated investors in entities in which the Core Fund has an interest (such limited partners and such other investors, collectively, “Fund Investors”), other than a Fund Investor that is an affiliate of Hines. For purposes of such a vote, we will not be considered an affiliate of Hines and will vote any interest we hold in the Core Fund as directed by the independent members of our board of directors. We are entitled to call a meeting of Fund Investors to consider removing the managing general partner which, on a potential conflict of interest event, could be called solely by our independent directors. In the event of such removal, all partnership interests held by the managing general partner and its affiliates, including the participation interest held in the Core Fund, will be repurchased by the issuance of a note from the Core Fund. Any such note will have a term of not more than three years, bear interest at the prime rate and be in a principal amount equal to the aggregate value of such units and participation interests valued at the then-current per unit net asset value.

      The managing general partner will also be subject to removal upon the vote of at least a majority-in-interest of Fund Investors (not affiliated with Hines), including the Institutional Co-Investors, at any time on the grounds that it has committed willful malfeasance in the performance of its duties or has committed gross negligence, willful misconduct or fraud that has a material adverse effect on the Core Fund. For purposes of such a vote, we will not be considered an affiliate of Hines and will vote any interest we hold in the Core Fund as directed by the independent members of our board of directors. We are entitled to call a meeting of Fund Investors to consider removing the managing general partner which, on a potential conflict of interest event, could be called solely by our independent directors.

      Upon any removal of the managing general partner, holders of a majority-in-interest in the Core Fund (not affiliated with Hines) will elect a successor managing general partner. The successor managing general partner will be entitled to appoint members of the management board to replace those appointed by the removed managing general partner.

      We cannot be removed as the non-managing general partner of the Core Fund, except as may be required under applicable law.

Affiliate Transactions

      The Core Fund advisory committee must approve all affiliate transactions, except for transactions specifically contemplated by the Core Fund partnership agreement or certain agreements entered into in connection therewith do not need to be approved by such committee. Additionally, we must approve certain affiliate transactions as the non-managing general partner of the Core Fund, as described above. All such transactions must be approved by our independent board members.

Asset Management Fees

      The managing general partner of the Core Fund will receive an asset management fee. Each limited partner of the Core Fund will be charged quarterly for a portion of the asset management fee in an annual amount equal to (i) 1.0% of the aggregate amount of such limited partner’s funded capital and unfunded committed capital (during the initial investment period) or (ii) 0.50% of the aggregate amount of such limited partner’s funded capital (after the initial investment period). Limited partners committing to invest $50,000,000 or more to the Core Fund will receive a discount on the asset management fee depending on the total amount of their capital commitments. In addition, the managing general partner or its affiliates have received a profits interest in the Core Fund which increases over time, beginning after the termination of the initial investment period, in a manner intended to approximate (i) an additional 0.50% annual cash asset management fee as calculated above and (ii) the automatic reinvestment of such cash back into the Core Fund. Because the participation interest in the Core Fund is a profits interest, any value of such interest would be ultimately realized if the Core Fund has adequate gain or profit to allocate to the holder of the participation interest. No asset management fee will be payable in respect to our interest in the Core Fund and we will not bear any portion of the asset management fee paid to the managing general partner of the Core Fund. All asset management fees paid to or by the Core Fund will be paid or borne solely by limited partners in the Core Fund. We will, however, pay asset management fees to our Advisor related to our investments in the Core Fund.

Acquisition Fees

      The managing general partner of the Core Fund will receive an acquisition fee equal to 1.0% during the initial investment period, and 0.50% following the initial investment period, of the gross value of the aggregate consideration paid by the Core Fund or a subsidiary of the Core Fund for each real property investment made (including any debt attributable to such investments), other than assets acquired from Sumitomo Life. In addition, the managing general partner or its affiliates have received a profits interest in the Core Fund which increases over time, beginning after the termination of the initial investment period, in a manner intended to approximate (i) an additional 0.50% cash acquisition fee as calculated above and (ii) the automatic reinvestment of such cash back into the Core Fund. Because the participation interest in the Core Fund is a profits interest, any value of such interest would be ultimately realized if the Core Fund has adequate gain or profit to allocate to the holder of the participation interest. When we invest in the Core Fund, no acquisition fee will be payable in respect to our interest in the Core Fund and we will not bear any portion of any acquisition fee paid to the managing general partner of the Core Fund. All acquisition fees paid to or by the Core Fund will be paid or borne solely by the limited partners in the Core Fund. We will, however, pay acquisition fees to our Advisor related to our investments in the Core Fund.

Distributions

      The Core Fund distributes cash available for distribution on at least a quarterly basis to the holder of any profits interest and to all partners in respect to their percentage interests. The Core Fund will not make any distributions in kind without the approval of the holders of a majority-in-interest in the Core Fund, except for distributions of publicly-traded securities made with the approval of the advisory committee and us, as non-managing general partner.

Liquidity and Redemption Rights

      Beginning on the later of (i) February 2, 2007, or (ii) one year after acquisition of such interest, a partner may request redemption of all or a portion of its interests in the Core Fund at a price equal to the interest’s value based on the net asset value of the Core Fund. The Core Fund will attempt to redeem up to 10% of its outstanding interests during any calendar year; provided that the Core Fund will not redeem any interests if the managing general partner determines that such redemption would be inconsistent with the best interests of the Core Fund. To exercise a redemption right, a partner must request that the Core Fund redeem a specific number of units at any time within the last 45 days of any calendar year after the holding period described above. Subject to specified limitations, the managing general partner will be required to use its reasonable best efforts to redeem the units specified on or before the last day of the following calendar year. The Core Fund may use unused capital commitments, proceeds from asset sales, indebtedness or other sources to fund any such redemption. Please see “Risk Factors — Business and Real Estate Risks — We will be subject to risks as the result of joint ownership of real estate with other Hines programs or third parties,” and “Risk Factors — Business and Real Estate Risks — If the Core Fund is forced to sell its assets in order to satisfy mandatory redemption and forced sale requirements, our investment in the Core Fund may be materially adversely affected.”

Liquidation

      After the end of the initial investment period, the holders of a majority-in-interest of Fund Investors (including us, but not including the managing general partner or other partners affiliated with Hines) may vote to liquidate the Core Fund. Upon this event, the Core Fund must be liquidated within two years of such vote.

Liability and Indemnification

      The managing general partner, and its affiliates, and direct or indirect members, managers, partners, shareholders, officers, directors, employees, agents and legal representatives will not be liable to the Core Fund or its partners for any act or omission on its part except for any liability arising out of the indemnified party’s gross negligence, recklessness, willful misconduct or bad faith, knowing violation of law or material breach of the Core Fund partnership agreement. As the non-managing general partner, we will be entitled to the same indemnification rights. All such persons shall be indemnified by the Core Fund to the fullest extent permitted by law for any damages arising in connection with acts or omissions taken by such persons in respect of the affairs of the Core Fund and its subsidiaries, unless such act or omission constitutes:

•	in the case of the managing general partner and any other person that is an affiliate of Hines (but excluding the Company) or an officer or director of Hines or an affiliate of Hines, the misconduct or negligence by such person; or

•	in the case of any other person (including the Company and our independent directors), the gross negligence, recklessness, willful misconduct or bad faith, knowing violation of law or material breach of the Core Fund partnership agreement.

Investment Policies

      The Core Fund will invest in existing office properties that the managing general partner believes are desirable long-term “core” holdings. The Core Fund will target properties in central business districts and suburban locations, with the expectation that approximately 70% of the Core Fund’s invested capital will be invested in central business district properties. Investments may include mixed-use properties so long as at least 70% of the projected net operating income of the particular investment is attributable to office components. The Core Fund will not invest in raw land, except where it is incidental to the acquisition of an existing developed office property or acquired as part of a portfolio of existing office properties; provided that raw land may not be acquired if raw land would represent more than 2% of the aggregate portfolio value at the time of such acquisition. In addition, the Core Fund will not acquire any property or asset that has a material hotel or lodging component. The Core Fund may, however, acquire raw land or lodging assets that would otherwise be prohibited, as part of a transaction involving existing office properties, if the Core Fund has a reasonable plan for the disposition of the prohibited assets within 12 months of the acquisition. After the initial investment period, the invested capital in any single investment of the Core Fund will not exceed 25% of the Core Fund’s aggregate committed capital; provided that such percentage limit may be exceeded (but to no more than 50%) for an investment if the managing general partner expects to reduce such percentage to 25% or less within nine months.

      The Core Fund may incur debt with respect to any of its investments or future investments in real estate properties, subject to the following limitations at the time the debt is incurred: (i) 65% debt-to-value limitation for each property; and (ii) 50% aggregate debt-to-value limitation for all Core Fund assets, excluding in both cases assets held by the NY Trusts. However, the Core Fund may exceed the 50% aggregate limitation in (ii) above to finance acquisitions as long as the managing general partner makes a reasonable determination that the Core Fund will be in compliance with the 50% aggregate limitation described above within one year of its incurrence. The NY Trusts have a debt limitation of 55% debt-to-value ratio at the time any such indebtedness is incurred. In addition, the Core Fund may obtain a credit facility secured by unfunded capital commitments from its partners. Such credit facility will not be counted for purposes of the leverage limitations above, so long as no assets of the Core Fund are pledged to secure such indebtedness.

Certain Rights of the Institutional Co-Investors and the Institutional Co-Investor Advisor

Co-Investment Rights

      The Institutional Co-Investor Advisor has the right, but not the obligation, on behalf of one or more funds it advises, to co-invest with the Core Fund in connection with each investment made by the Core Fund in an amount equal to at least 20% of the total equity capital to be invested in such investment. In order to exercise the 20% co-investment right, such advised funds must acquire at least 20% of the prospective investment, or such lesser amount as may be offered as discussed below. If the aggregate interest held by such advised funds in Core Fund investments exceeds 20% at the time the Core Fund identifies a prospective investment and at the time the Core Fund actually closes on the investment (excluding any interest held by the Institutional Co-Investors in the initial four properties acquired from Sumitomo Life and any investment acquired pursuant to the third-party co-investment right discussed below), then the Core Fund may offer the Institutional Co-Investor Advisor less than 20% of a prospective investment so long as the offered interest, when combined with all other interest held by funds advised by the Institutional Co-Investor Advisor, would equal at least 20% of all applicable investments (excluding any interest held by the Institutional Co-Investors in the initial four properties acquired from Sumitomo Life and any investment acquired pursuant to the third-party co-investment right discussed below).

      The Institutional Co-Investor Advisor also has the right, but not the obligation, on behalf of one or more funds it advises, to co-invest with third-party investors in an amount equal to at least 50% of the co-investment capital sought by the Core Fund from third-party investors for a prospective investment. In order to exercise such third-party co-investment right, the Institutional Co-Investor Advisor must invest at least 50% of the capital to be invested from sources other than the Core Fund.

      The Institutional Co-Investor Advisor is not entitled to co-investment rights in the following instances:

•	the Institutional Co-Investor Advisor has no co-investment rights with respect to additional capital raised by the Core Fund in relation to the initial four properties acquired from Sumitomo Life; or

•	if the owner of an investment desires to contribute the investment to the Core Fund and receive interests in the Core Fund or a subsidiary of the Core Fund on a tax-deferred basis, the Institutional Co-Investor Advisor has no co-investment rights with respect to the portion of such investment being made through the issuance of such tax-deferred consideration.

Redemption Right

      For each asset in which the Institutional Co-Investors or other funds advised by the Institutional Co-Investor Advisor acquire interests pursuant to the Institutional Co-Investor Advisor’s co-investment rights, the Core Fund must establish a three-year period ending no later than the twelfth anniversary of the date such asset is acquired during which the entity through which the Institutional Co-Investors make their investment will redeem or acquire such Institutional Co-Investors’ interest in such entity at net asset value, unless the Institutional Co-Investor Advisor elects to extend this period. The Institutional Co-Investor Advisor may extend the liquidation period for any investment to a later three year period by giving notice to the applicable investment vehicle not less than one year prior to the start of the liquidation period. The NY Trusts are required to redeem all of the Institutional Co-Investor’s interests in the NY Trusts on or before August 19, 2013, unless the Institutional Co-Investors elect to extend this date.

Forced Sale Right

      Any co-investment entity through which one or more Institutional Co-Investors co-invest in any Core Fund investment, (each, a “Co-Investment Entity”), is required to consult with the Institutional Co-Investor Advisor prior to making certain specified major decisions.

      If the Institutional Co-Investor Advisor is not satisfied with any major decision made by a Co-Investment Entity (other than a decision to sell an investment), the Institutional Co-Investor Advisor has the right to require such Co-Investment Entity to sell the investment or investments which are affected by the major decision (provided, that if all assets owned by any such Co-Investment Entity are so affected, the Co-Investment Entity can elect to redeem the entire interest of all Institutional Co-Investors in such entity). In the event of such a forced sale or redemption, each Institutional Co-Investor having an interest in the affected investment would be entitled to receive a forced sale payment amount equal to the amount that would have been distributed to such investor had such investment been sold and the proceeds distributed to all persons having an interest in such investment as of the date the Institutional Co-Investor Advisor initiated the forced sale or redemption requirement. Pending such sale or redemption, each such Institutional Co-Investor would be entitled to receive, in preference to any distributions to other investors having an interest in such investment and in lieu of any amounts otherwise distributable to such Institutional Co-Investor in respect of such asset, distributions which accrue at a specified rate on the forced sale payment amount described in the preceding sentence; with such rate of accrual increasing to a higher, default rate if the investment is not sold (or such Institutional Co-Investor’s interests therein redeemed) within a specified period of time. Please see “Risk Factors — Business and Real Estate Risks — If the Core Fund is forced to sell its assets in order to satisfy mandatory redemption and forced sale requirements, our investment in the Core Fund may be materially adversely affected.”

      Major decisions with respect to a Co-Investment Entity include (to the extent applicable) the following:

•	the sale of any investment (or the decision not to accept a bona fide purchase offer made by a third-party with respect to an investment) by such entity;

•	the financing or refinancing of any indebtedness of such entity or any of its subsidiaries, or which is secured by an asset owned by such entity or any of its subsidiaries;

•	any agreement to perform or consent to material alterations costing $2,000,000 or 2.0% of the gross acquisition cost of a particular asset (other than tenant improvement work) to any building owned by such entity;

•	any call for or acceptance of capital contributions other than capital contributions explicitly approved by the Institutional Co-Investor Advisor in connection with the formation of such entity;

•	any issuance of additional securities of such entity or of any of its subsidiaries, other than in connection with capital contributions approved by the Institutional Co-Investor Advisor;

•	the entrance into a new lease, or material modification, extension, renewal or termination of an existing lease, in each case affecting in excess of 15% of the net rentable area of the building in which the space is leased or to be leased by that tenant;

•	the termination or entrance into any property management agreement or agreement to material modifications to any property management agreement other than as may be explicitly approved by the Institutional Co- Investor Advisor or as may be entered into in connection with the formation of such entity;

•	the entrance into or the agreement to material modifications of any agreement with Hines, the Core Fund or any of their respective affiliates other than as may be explicitly approved by the Institutional Co-Investor Advisor in connection with the formation of such entity;

•	the taking, or election not to take, any other action that, in the opinion of management of such entity, is reasonably likely to have an impact on the value of any investment owned by such entity in excess of five percent of the fair market value of the investment; provided, however, that the Institutional Co-Investor Advisor has the right to dispute management’s assessment of the impact of the action by delivering written notice to such entity within thirty days following the decision to take or not take the applicable action. If the parties acting in good faith do not reach agreement as to the extent of the impact within thirty days following the Institutional Co-Investor Advisor’s notice, the amount of such impact will be determined by an independent third-party selected by the Institutional Co-Investor Advisor; and

•	any decision by such entity not to pursue lease negotiations with a particular tenant, but only if a building in which such entity has an interest could accommodate that tenant.

Certain Rights of IK US Portfolio Invest GmbH & Co. KG

      In September 2004, IK US Portfolio Invest GmbH & Co. KG, a limited partnership established under the laws of Germany (the “IK Fund”), paid $20,000,000 for 20,000 units of limited partner interest in Hines-Sumisei US Core Office Properties LP (“US Core Properties”), a subsidiary of the Core Fund, and made a commitment to contribute an additional $80,000,000 to US Core Properties, in exchange for additional units of limited partner interest, which is conditioned on it raising sufficient equity capital to fund such commitment. The IK Fund has the right to require US Core Properties to redeem all or any portion of its interest in US Core Properties on December 31, 2014, at its then market value. The Core Fund is obligated to provide US Core Properties with sufficient funds to fulfill this priority redemption right, to the extent sufficient funds are otherwise not available to US Core Properties. Prior to December 31, 2014, the IK Fund is not entitled to participate in the redemption rights available to Core Fund investors generally and described above under “Initial Properties — Description of the Non-Managing General Partner Interest and Certain Provisions of the Core Fund Partnership Agreement — Summary of Certain Provisions of the Core Fund Partnership Agreement — Liquidity and Redemption Rights.” During 2015 and each calendar year thereafter, the IK Fund will have the same redemption rights generally available to Core Fund investors. Ideenkapital Financial Engineering AG (“IKFE”), the sponsor of the IK Fund, has been granted an exclusive right to raise equity capital from retail investors in Germany for US Core Properties, or any other subsidiary of the Core Fund, and it is contemplated that IKFE will organize follow-on funds to the IK Fund that would subscribe for interests in US Core Properties on the same terms as those provided for the IK Fund.

Governance of the NY Trusts

      The board of trustees of each NY Trust is currently comprised of nine members. Pursuant to a shareholder agreement entered into with respect to each NY Trust, so long as certain control conditions are met by affiliates of Hines, then the Core Fund is entitled to designate a majority of the board of trustees of each NY Trust, who shall be employees or agents of Hines. In addition, for so long as the Core Fund is obligated to designate Sumitomo Life employees or agents to the boards of trustees of the NY Trusts pursuant to the Core Fund’s partnership agreement, the Core Fund will be entitled to designate two employees or agents of Sumitomo Life as members of the board of trustees of each trust. If at any time Hines does not meet the prescribed control conditions, then the Core Fund will not be entitled to designate a majority of the board of trustees, but will continue to be entitled to designate two Sumitomo Life employees or agents to the applicable board of trustees. In addition, if the Core Fund beneficially owns 20% or more of the outstanding shares of either of the NY Trusts, then the Core Fund will be entitled to designate one member for election to the boards of trustees of the NY Trust(s) with respect to which such shares are owned.

      The board of trustees of each applicable NY Trust, without the consent of its shareholders, may take certain actions, including, but not limited to, the following:

•	managing, holding, selling, transferring and disposing of the properties owned by such NY Trust; and

•	entering into, executing, maintaining and/or terminating contracts, undertakings, agreements and any and all other documents and instruments in the name of such NY Trust.

      As long as the Institutional Co-Investors hold shares of a NY Trust, such NY Trust cannot sell or otherwise dispose of any of its properties to Hines, any affiliate of Hines, the Core Fund or any affiliate of the Core Fund without the consent of such Institutional Co-Investors, unless the sale or disposition is being made to fund the redemption of shares held by the Institutional Co-Investors.

      No acquisition fees, asset management fees, or similar advisory fees are paid to any person by either NY Trust.

Governance of the Shell Buildings

      Each owner, or co-tenant, of each Shell Building owns, as a tenant-in-common, an undivided fee simple interest in the property. All are also parties to a separate Agreement Among Tenants-In-Common for each building, executed in connection with the acquisition of the properties.

      Pursuant to these agreements, one of the co-tenants controlled by the Core Fund is designated as the managing co-tenant and has the authority to conduct and manage, on behalf of all co-tenants, any and all activities and business relating to the properties, including any decision to sell the properties. As described above, the Institutional Co-Investor Advisor has the right to be consulted about certain major decisions affecting the properties. In the event the Institutional Co-Investor Advisor disagrees with any such major decision, its sole remedy is to exercise the forced sale right which requires the managing co-tenant to either (in its sole discretion) sell the property, purchase the interest held indirectly by the Institutional Co-Investors, or grant its consent to the sale by such co-tenant of its interest in the property. This agreement remains in place until the earlier of the sale of all or substantially all of the properties in a joint sale by the co-tenants, the acquisition by one co-tenant of all interests of the other co-tenants in the properties or the fiftieth anniversary of the date of the agreement.

Governance of the San Francisco Properties

      The San Francisco Properties are 100% owned by entities controlled by the Core Fund.

Initial Asset Group and Certain Operational Data

      Set forth below is a summary of the eight office properties in which the Core Fund currently has an interest. We believe that all eight properties are suitable and adequate for their intended purpose and are adequately covered by insurance. Hines manages each of these properties pursuant to substantially identical property management agreements. The property management agreements for these properties contain substantially the same economic terms as our form of Property Management and Leasing Agreement. However, for as long as Sumitomo Life is a partner in the Core Fund, the average property management fees for the three assets located in New York City may not exceed 1.5% of annual gross revenues received from such assets in the aggregate. Please see “Management — The Property Manager and the Property Management and Leasing Agreement” for a summary of the terms contained in our form of Property Management and Leasing Agreement. These fees will be paid by the entities which own the properties, and we will indirectly bear our pro-rata share of these fees. The cost of each of the properties (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

425 Lexington Avenue

      425 Lexington Avenue is located in midtown Manhattan, directly across the street from the Grand Central Station Terminal. The building was completed in 1987 and has 31 floors with a rentable area of 699,048 square feet. The building was purchased by a wholly-owned subsidiary of NY Trust I from Sumitomo Life in August 2003 for a purchase price, including transaction and working capital costs, of approximately $358,600,000.

      Approximately 98% of the property is leased to two tenants. Simpson, Thacher & Bartlett, a law firm based in New York City, leases 552,097 square feet or approximately 79% of the rentable area of the building. This lease is a long-term lease expiring in October 2018, with two five-year renewal rights. Simpson Thacher is a large, international law firm with more than 600 attorneys worldwide. The firm has U.S. offices in Los Angeles and Palo Alto in addition to its main office located in this building, as well as offices in London, Hong Kong and Tokyo.

      The Canadian Imperial Bank of Commerce, or CIBC, leases 133,153 square feet in 425 Lexington Avenue, or approximately 19% of the rentable area of the building. This lease expires in October 2018 and provides for one five-year renewal right. CIBC is a diversified financial institution that provides investment and corporate banking services, other financial advisory services, financial services and lending, credit cards, mortgages, deposit, insurance and investment products to retail and small business customers. CIBC’s stock is traded over the New York Stock Exchange under the symbol BCM.

      The balance of the building is occupied by approximately 8 tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rental per square foot leased, for 425 Lexington Avenue for the past five years:

	Weighted	Average Effective
	Average	Annual Gross Rent Per
	Occupancy	Leased Sq. Ft.(1)

1999	100.0%	$56.31
2000	100.0%	$57.41
2001	100.0%	$58.69
2002	100.0%	$59.50
2003	100.0%	$67.05

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year.

      Over the next few years, NY Trust I currently intends to spend up to approximately $1,500,000 for various capital improvements to the building. Such expenditures are expected to be funded from additional capital contributions, debt financing or property-level operating cash flow.

      425 Lexington Avenue is located in the midtown Manhattan submarket of the highly competitive New York office market. We believe this building offers several competitive advantages, including its proximity to the public transportation of Grand Central Station and views of the East River and several skyline landmarks.

499 Park Avenue

      499 Park Avenue is located in midtown Manhattan, near Central Park. The building was completed in 1981 and has 28 floors with a rentable area of 280,919 square feet. The building was purchased by a wholly-owned subsidiary of NY Trust I from Sumitomo Life in August 2003 for a purchase price, including transaction and working capital costs, of approximately $153,100,000.

      Approximately 52% of this building is currently leased to Bloomberg L.P. Bloomberg L.P. leases a total of 145,463 square feet under two leases. One lease, for 81,959 square feet, expires in April 2006. The second lease, for 63,504 square feet, expires in December 2015 and does not provide for any renewal rights. Bloomberg may terminate this second lease as to one or more contiguous floors effective as of September or October 2010, depending on the floor, by delivering notice no later than September or October 2007, depending on the floor. Any such termination notice must be accompanied by a termination payment of approximately $5,000,000, subject to a proportional reduction if less than the entire rentable area subject to the lease is terminated. Bloomberg provides the global business community and media with news, data and analysis, and has television, radio, publishing and internet operations worldwide. Our management currently anticipates that Bloomberg L.P. will not renew these leases.

      Dreier LLP leases 32,893 square feet, or approximately 12% of the rentable area of the building. This lease expires in May 2011 and does not provide for any renewal rights. Dreier LLP engages in several lines of business including consulting and the provision of attorney placement, litigation support and court proceeding services.

      The balance of this building is occupied by approximately 13 tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rental per square foot leased, for 499 Park for the past five years:

		Average Effective
	Weighted	Annual Gross
	Average	Rent Per Leased
	Occupancy	Sq. Ft.(1)

1999	100.0%	$63.05
2000	100.0%	$66.18
2001	97.0%	$79.59
2002	92.3%	$90.95
2003	94.6%	$90.62

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year.

      Over the next few years, NY Trust I currently intends to spend up to approximately $4,000,000 for various capital improvements at 499 Park Avenue, up to $2,500,000 of which is related to the restoration of certain tenant space should the related tenant move out at lease expiration in 2006. Such expenditures are expected to be funded from additional capital contributions, debt financing or property-level operating cash flow.

      499 Park is located in the midtown Manhattan submarket of the highly competitive New York office market. We believe this building offers several competitive advantages, including its location in the plaza district and views of Central Park.

1200 19th Street

      1200 19th Street is an office building located in the Golden Triangle in Washington, D.C.’s central business district. This building has eight floors and 236,436 square feet of rentable area. The building was built in 1964 and renovated in 1987. The building was purchased by a wholly-owned subsidiary of NY Trust I in August 2003 for a purchase price, including transaction and working capital costs, of approximately $69,400,000.

      Approximately 88% of this building is leased to two law firms. Piper Rudnick LLP leases approximately 164,997 square feet or approximately 70% of the rentable area of the building. Piper Rudnick is a national law firm of approximately 975 attorneys worldwide. The firm has offices, in addition to its main office located in 1200 19th Street, in Baltimore, Boston, Chicago, Dallas, Easton (Maryland), Edison (New Jersey), Las Vegas, Los Angeles, New York, Philadelphia, Reston (Virginia), San Francisco and Tampa. This lease expires in September 2007 and, subject to certain conditions, may be renewed for either two five-year options or one 10-year option provided the tenant gives notice 18 to 20 months prior to the expiration date of the lease. Our management currently anticipates that Piper Rudnick will not renew this lease.

      Kelley Drye & Warren LLP leases approximately 43,711 square feet, or approximately 18% of the rentable area of the building. Kelley Drye is an international law firm with more than 300 attorneys worldwide. The firm is based in New York City, with offices in Chicago, Stamford (Connecticut), Parsippany (New Jersey), Tyson’s Corner (Virginia), Brussels and the Far East. This lease expires in September 2007, but may be renewed for a single five-year term provided the tenant gives notice 12 to 15 months prior to the expiration date of the lease.

      The balance of the building is occupied by approximately six tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rental per square foot leased, for 1200 19th Street for the past five years:

	Weighted	Average Effective
	Average	Annual Gross Rent Per
	Occupancy	Leased Sq. Ft.(1)

1999	99.5%	$39.95
2000	99.5%	$38.00
2001	99.7%	$39.81
2002	99.5%	$40.85
2003	99.2%	$43.71

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year.

      Over the next few years, NY Trust I currently intends to spend up to approximately $3,200,000 for various capital improvements at 1200 19th Street. Such expenditures are expected to be funded from additional capital contributions, debt financing or property-level operating cash flow.

      1200 19th Street is located in the highly competitive Golden Triangle submarket of Washington, D.C.’s central business district. We believe this building offers several competitive advantages, including access to three metro stations within walking distance and convenient access for commuters from northwest Washington and northern Virginia.

600 Lexington Avenue

      600 Lexington Avenue is located in central midtown Manhattan at the corner of 52nd street and Lexington Avenue, within walking distance of Grand Central Station Terminal. The building was built in 1985 and has 35 floors with a total leasable area of 280,634 square feet. The building was purchased by a wholly-owned subsidiary of NY Trust II from Sumitomo Life in February 2004 for a purchase price, including transaction and working capital costs, of approximately $91,600,000. No tenant currently occupies more than 10% of the leasable area of the building.

      The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rental per square foot leased, for 600 Lexington Avenue for the past five years:

	Weighted	Average Effective
	Average	Annual Gross Rent Per
	Occupancy	Leased Sq. Ft.(1)

1999	93.5%	$42.64
2000	92.0%	$40.43
2001	89.8%	$43.68
2002	85.5%	$48.58
2003	85.1%	$50.33

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year.

      Over the next few years, NY Trust II currently plans to spend up to approximately $3,000,000 for various capital improvements at 600 Lexington Avenue, including approximately $1,300,000 related to potential elevator modernization and $750,000 for possible renovations to the lobby. Such expenditures are expected to be funded from additional capital contributions, debt financing or property-level operating cash flow.

      600 Lexington Avenue is located in the central midtown Manhattan submarket of the highly competitive New York office market. We believe this building offers several competitive advantages, including its proximity to Grand Central Station Terminal.

One Shell Plaza

      One Shell Plaza is located at 910 Louisiana Street in the central business district of Houston, Texas. This building has 50 stories, with 49 office floors and 1,225,786 square feet of rentable area. The building was constructed in 1970 and substantially renovated between 1991 and 1994. The Core Fund purchased an indirect tenant-in-common interest in this building (a combination of fee and ground leasehold interests) in May 2004.

      Approximately 88% of this building is leased to two tenants. The primary tenant is Shell Oil Company, an international energy company with operations related to the exploration, production and marketing of oil, natural gas and chemicals and a subsidiary of Royal Dutch/ Shell Group. Shell Oil leases approximately 793,123 square feet, or approximately 65% of the rentable area of the building. Shell Oil’s lease expires in December 2015 and may be renewed for two consecutive five-year periods. Shell Oil also has a contraction option applicable in full floor increments (subject to a limitation of five full floors), exercisable upon 18 months’ notice and payment of a contraction premium, provided that the building must be at least 93% leased following any contraction.

      Baker Botts L.L.P. leases approximately 282,460 square feet, or approximately 23% of the rentable area of the building. Baker Botts L.L.P. is an international law firm headquartered in Houston, Texas with more than 600 lawyers worldwide. In addition to its main office located in One Shell Plaza, the firm has offices in Austin, Baku (Azerbaijan), Dallas, London, Moscow, New York, Riyadh (Kingdom of Saudi Arabia) and Washington, D.C. Baker Botts L.L.P.’s lease expires on December 31, 2027, with three five-year renewal periods. Baker Botts L.L.P. is our primary outside counsel. In the event a conflict of interest or dispute arises between us and Baker Botts L.L.P., we will retain separate counsel related to such matter. Please see “Conflicts of Interest — Lack of Separate Representation.”

      The balance of the building is occupied by approximately 13 office and eight retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rental per square foot leased, for One Shell Plaza for the past five years:

	Weighted	Average Effective
	Average	Annual Gross Rent Per
	Occupancy	Leased Sq. Ft.(1)

1999	97.7%	$23.65
2000	98.9%	$23.97
2001	97.9%	$24.63
2002	96.7%	$25.54
2003	96.2%	$24.91

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year.

      Over the next few years, the Core Fund may spend up to approximately $6,000,000 for various capital improvements at One Shell Plaza, including exercising a buyout option in 2006 related to a ground lease and the potential replacement of chiller cooling towers, and the building’s roof. Such expenditures are expected to be funded from additional capital contributions, debt financing or property-level operating cash flow.

Two Shell Plaza

      Two Shell Plaza is located at 777 Walker Street in the central business district of Houston, Texas. Two Shell Plaza is a 26 story building consisting of 17 office floors with 564,843 square feet of rentable area and a 12 level parking garage. This building was constructed in 1972 and renovated in 1992. The Core Fund purchased an indirect tenant-in-common interest in this building (a combination of fee and ground leasehold interests) in May 2004.

      The Shell Oil Company leases approximately 420,434 square feet, or 74% of the rentable area of this building. Shell Oil’s lease expires in December 2015, with no extension or contraction options.

      The balance of the building is occupied by approximately eight office and 13 retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rental per square foot leased, for Two Shell Plaza for the past five years:

	Weighted	Average Effective
	Average	Annual Gross Rent Per
	Occupancy	Leased Sq. Ft.(1)

1999	98.8%	$21.74
2000	98.9%	$22.10
2001	97.9%	$22.71
2002	97.0%	$24.65
2003	94.8%	$24.85

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year.

      Over the next few years, the Core Fund may spend up to approximately $1,700,000 for various capital improvements at Two Shell Plaza, including the potential replacement of chillers. Such expenditures are expected to be funded from additional capital contributions, debt financing or property-level operating cash flow.

      Both Shell Buildings are located in the highly competitive central business district of Houston. We believe these buildings offer several competitive advantages, including a central location in Houston’s central business district, access to the core of Houston’s pedestrian tunnel system, easy vehicular access to the buildings from major highways servicing downtown and above-market parking ratios.

55 Second Street

      55 Second Street is located in San Francisco, California in the Mission Street Corridor of the South Financial District. This building was substantially completed in 2002 and has 25 office stories with approximately 379,330 square feet of rentable area. An indirect subsidiary of the Core Fund purchased this property on September 20, 2004 for a purchase price, including transaction and working capital costs, of approximately $147,989,000.

      Approximately 72% of this building is leased to four tenants. KPMG, LLP, a global professional services firm, leases approximately 98,105 square feet, or approximately 26% of the building’s rentable area. KPMG is a global firm consisting of nearly 100,000 professionals providing assurance, tax and legal and financial advisory services in over 700 cities located in approximately 145 countries throughout the world. KPMG’s lease is anticipated to commence January 1, 2005 for a term of 10 years and may be renewed for two consecutive five-year periods. Per the terms of the lease, the building shall be renamed the KPMG Building during the lease term and any option term.

      Paul, Hastings, Janofsky & Walker, LLP, leases approximately 73,708 square feet, or approximately 19% of the building’s rentable area. Paul Hastings, an international law firm of approximately 950 attorneys also has offices in Atlanta, Beijing, Hong Kong, London, Los Angeles, New York, Orange County, Paris, San Diego, Shanghai, Stamford (Connecticut), Tokyo and Washington, D.C. Paul Hastings’ lease expires in February 2017 and may be renewed for two consecutive five-year periods. The lease also provides for two full floor (or portion thereof) expansion options.

      UPS Supply Chain Solutions leases approximately 57,380 square feet, or approximately 15% of the building’s rentable area. UPS Supply Chain Solutions is a subsidiary of United Parcel Service, Inc., an international package delivery firm. UPS Supply Chain Solutions’ lease expires in January 2012 and may be renewed for one five-year period.

      Preston Gates & Ellis, LLP leases approximately 43,968 square feet, approximately 12% of the building’s rentable area. Preston Gates is an international law firm of over 400 attorneys with other offices in Anchorage, Beijing, Coeur d’Alene (Idaho), Hong Kong, Orange County, Portland, Seattle, Spokane and Taipei. This lease expires in February 2010 and may be renewed for one five-year period.

      No other tenant leases more than 10% of the building’s rentable area. The balance of the building is occupied by approximately three office tenants, one retail tenant and one tenant that leases both retail and office space. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for 55 Second Street during the past two years:

		Average Effective Annual
	Weighted Average	Gross Rent Per
	Occupancy(1)	Leased Sq. Ft.(2)

2002	80.17%	$48.40
2003	54.07%	$53.92

(1)	Weighted average occupancy reflects the completion and initial occupancy of 55 Second Street in February 2002.

(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year (annualized in 2002 as the building was not completed until February 2002).

      The Core Fund currently has no plans for material renovations or other capital improvements. The property is located in the Mission Street Corridor of the South Financial District of the highly-competitive San Francisco office market.

101 Second Street

      101 Second Street was designed by Skidmore, Owings & Merrill LLP, completed construction in 2000, and has 25 office stories with approximately 387,866 square feet of rentable area. The building was purchased for a purchase price, including transaction and working capital costs and prepayment and interest rate buy-down fees, of approximately $157,011,000. 101 Second Street is approximately 81.0% leased as of the date of this Supplement.

      The primary tenant of this property is Thelen Reid & Priest, LLP. Thelen Reid is a law firm with over 400 attorneys nationwide, with other offices in New York, Florham Park (New Jersey), Los Angeles, Silicon Valley, and Washington, D.C. Thelen Reid leases approximately 135,788 square feet, or approximately 35% of the building’s rentable area. This lease expires in March 2012 and may be renewed for two consecutive five-year periods. Thelen Reid has an expansion option from November 2006 through July 2007 to expand into half of the 22nd Floor. Thelen Reid has a one-time option through November

2006 to terminate a portion of their space with a one-year notice with penalty and a separate termination option through November 2006 for another portion of their space with penalty.

      No other tenant currently leases more than 10% of the building’s rentable area. The balance of the building is occupied by approximately 12 office and two retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for 101 Second Street during the past five years:

		Average Effective Annual
	Weighted Average	Gross Rent Per
	Occupancy(1)	Leased Sq. Ft.(2)

1999	6.79%	$42.80
2000	87.62%	$45.40
2001	93.11%	$48.47
2002	88.73%	$47.66
2003	74.62%	$47.92

(1)	Although construction on 101 Second Street was completed in 2000, a portion of the property was substantially complete and ready for occupancy in November 1999.

(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s total rent revenue (including operating expense recoveries), determined in accordance with Generally Accepted Accounting Principles, by the weighted average square footage under lease during such year (annualized in 1999 as the building was occupied in November 1999).

      The Core Fund currently has no plans for material renovations or other capital improvements. The property is located in the Mission Street Corridor of the South Financial District of the highly-competitive San Francisco office market.

Description of Debt on 425 Lexington Avenue, 499 Park Avenue and 1200 19th Street

      Wholly-owned subsidiaries of NY Trust I have entered into certain loan agreements for the purpose of financing the acquisition of the initial three properties.

Mortgage Loan Agreement

      In connection with the acquisition of the initial three properties, certain wholly-owned subsidiaries of NY Trust I entered into a loan agreement in the principal amount of $316,405,000 in favor of Bank of America, N.A. and Connecticut General Life Insurance Company as lenders.

      The loan agreement obligations are secured by mortgages on these three properties, the leases on these properties, a security interest in personal property in these properties and an assignment of management agreements. This debt is not recourse to the Core Fund or the Company. No prepayment of the loan agreement is allowed prior to September 1, 2005. After September 1, 2005, prepayment of the entire principal balance of the loan is permitted with payment of a premium. In the event the lenders elect to apply casualty or condemnation proceeds to the debt rather than make such proceeds available for restoration of the properties, the portion of the loan remaining outstanding after such application may be prepaid with a premium.

      The loan agreement provides for multiple classes of notes, with one class of notes, originally held by Bank of America, N.A., in the aggregate principal amount of $264,600,000, bearing interest at a fixed rate of 4.7752% per annum, and with a separate class of notes, originally held by Connecticut General Life Insurance Company, in the aggregate principal amount of $51,805,000, bearing interest at a fixed rate of 4.9754% per annum.

      The loan agreement contains various covenants which are customary for indebtedness of this nature. The loan agreement requires monthly interest payments and all outstanding principal and unpaid interest must be paid by September 1, 2013. The agreement contains customary events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the properties and bankruptcy-related defaults.

Description of Debt on 600 Lexington Avenue

      A wholly-owned subsidiary of NY Trust II entered into a mortgage loan transaction for the purpose of financing the acquisition of 600 Lexington Avenue.

Consolidated Note and Mortgage

      In connection with the acquisition of 600 Lexington Avenue, a wholly-owned subsidiary of NY Trust II entered into a consolidated note in the principal amount of $49,850,000 in favor of Connecticut General Life Insurance Company as the original lender. The consolidated note has a term of ten years, bears interest at a fixed rate of 5.74% per annum, and requires monthly installments of interest only throughout the stated ten year term.

      The consolidated note is secured by a consolidated mortgage on 600 Lexington Avenue, the leases on 600 Lexington Avenue, a security interest in personal property in 600 Lexington Avenue and an assignment of the 600 Lexington Avenue property management agreement. This debt is not recourse to the Core Fund or the Company. No prepayment of the loan is allowed prior to March 1, 2006. After March 1, 2006 prepayment of the entire principal balance of the loan is permitted with payment of a premium.

      The mortgage contains various covenants which are customary for indebtedness of this nature. All outstanding principal and unpaid interest must be paid by March 1, 2014. The consolidated note and mortgage contain customary events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to 600 Lexington Avenue and bankruptcy-related defaults.

Description of Debt on the Shell Buildings

Mortgage Loan Agreement

      The investment entities formed to own tenant-in-common interests in the Shell Buildings entered into a loan agreement with a term of 10 years in the principal amount of $195,500,000 in favor of Prudential Mortgage Capital Company, LLC as lender. This debt is not recourse to the Core Fund or the Company.

      The loan agreement obligations are secured by mortgages on the Shell Buildings, the leases on these properties, a security interest in personal property in these properties and an assignment of management agreements. Prepayment of the entire principal balance of the loan is permitted with payment of a premium upon thirty days’ written notice to the lender. In the event the lender elects to apply casualty or condemnation proceeds to the debt rather than make such proceeds available for restoration of the properties, the portion applied shall not be subject to a premium.

      The loan bears interest at a fixed rate per annum equal to the note rate. The notes originally held by Prudential Mortgage Capital Company, LLC bear interest at a rate of 4.85%. In addition, the loan agreement contains various covenants which are customary for indebtedness of this nature.

      The loan agreement requires monthly interest-only payments for the first five years and payments of principal and interest on a 30-year amortization schedule for years 6 through 10 of its 10-year term. All outstanding principal and unpaid interest must be paid by June 1, 2014. The agreement contains customary events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the properties and bankruptcy-related defaults.

Description of Debt on the San Francisco Properties

Mezzanine Loan Agreement

      In connection with the acquisition of the San Francisco Properties, an indirect subsidiary of the Core Fund, entered into a mezzanine loan agreement with Prudential Mortgage Capital Company, LLC in the principal amount of $22,978,000. The mezzanine loan is secured by this subsidiary’s direct and indirect interests in the investment entities formed to hold the properties and is not recourse to either the Core Fund or the Company. This loan has a term of twelve months (subject to one six-month extension option), bears interest at a variable rate of 30-day LIBOR plus 3.75% and requires monthly installments of interest only for the stated term. Prepayment of the entire principal balance of this loan is permitted upon 30 days written notice.

      The mezzanine loan agreement also contains customary covenants and events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the Properties and bankruptcy-related defaults.

Mortgage Loan Agreements

      In connection with the acquisition of 55 Second Street, the investment entity formed to hold 55 Second Street secured financing from a subsidiary of Nippon Life Insurance Company (“Nippon Life”) for a mortgage loan in the principal amount of $80,000,000. This loan has a term of ten years, bears interest at a fixed rate of 5.13% per annum, and requires monthly installments of interest only throughout the stated ten-year term. No prepayment of this loan is allowed for the first two years. Thereafter, prepayment is permitted with 60 days written notice subject to a prepayment fee. During the last 120 days of the term it may be prepaid at par.

      In connection with the acquisition of 101 Second Street, Hines 101 assumed a mortgage loan made by the Nippon Life, and agreed with Nippon Life to modify the terms of the loan and to prepay a portion of the outstanding principal balance. After such modifications and partial prepayment, the loan had a principal amount of $75,000,000 at closing, matures on April 19, 2010, bears interest at a fixed rate of 5.13% per annum, and requires monthly installments of interest only throughout the remaining term. Prepayment is permitted with 60 days written notice subject to a prepayment fee. During the last 120 days of the term it may be prepaid at par.

      Each loan is secured by a mortgage on the real property to which it relates, the leases on each respective property, a security interest in personal property on each respective property and an assignment of the management agreement on each respective property. In addition, the loans are cross-collateralized and include cross-default provisions. Neither loan is recourse to the Core Fund or to the Company. Each mortgage contains customary covenants and events of default, including, without limitation, payment defaults, cross-defaults to certain other agreements with respect to the Properties and bankruptcy-related defaults.

Lease Expirations for the Properties

      The following table lists, on an aggregate basis, all of the scheduled lease expirations over the next 10 years for the eight properties in which the Core Fund has an interest. The table shows the approximate leasable square feet and rental income represented by the applicable lease expirations.

		Gross Leasable Area

	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable

2004	24	164,034	4.05
2005	15	81,732	2.02
2006	32	184,501	4.55
2007	16	290,833	7.17
2008	16	86,776	2.14
2009	16	110,618	2.73
2010	14	162,468	4.01
2011	10	102,471	2.53
2012	17	294,296	7.26
2013	4	21,512	0.53

(1)	Based on each lease’s contractual gross rental revenue for the calendar year prior to the year in which such lease expires.

(2)	Represents the percentage of gross annual rentals attributable to leases expiring each year.

Dividends Declared by Hines REIT’s Board of Directors

      Our board of directors declared dividends for the period from November 23, 2004 through December 31, 2004 in an amount equal to a 6.0% annualized return on an investment of $10.00 per share, to be aggregated and paid in cash in January 2005. Our dividends for this period are calculated on a daily record-date basis of $0.00164384 per share per day, payable to shareholders of record of such shares as shown on our books at the close of business on each applicable day during the period.

HRSUP4 11/04